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                             May 18, 2021

       Ilene Eskenazi
       Chief Legal Officer
       Petco Health & Wellness Company, Inc.
       10850 Via Frontera
       San Diego, California 92127

                                                        Re: Petco Health &
Wellness Company, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 10,
2021
                                                            CIK No. 0001826470

       Dear Ms. Eskenazi:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Andrew Fabens